UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.4)


                      Metromedia International Group, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    591689104
                                 --------------
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                              Tel: (212) 986-6000
                                -----------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 15, 2006
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
CUSIP No   591689104

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Esopus Creek Value LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,830,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,830,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,830,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Esopus Creek Advisors LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,830,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,830,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,830,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew L. Sole

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,830,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,830,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,830,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph S. Criscione

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      3,830,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            3,830,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,830,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      4,552,165
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            4,552,165

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,552,165

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital (QP) LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,645,068
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,645,068

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,645,068

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%

14    TYPE OF REPORTING PERSON

            PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Offshore Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,104,071
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,104,071

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,104,071

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%

14    TYPE OF REPORTING PERSON

            CO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Management LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,167,233
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,167,233

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,167,233

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Black Horse Capital Advisors LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      1,104,071
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            1,104,071

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,104,071

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Dale Chappell

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      7,271,304
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            7,271,304

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,271,304

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%

14    TYPE OF REPORTING PERSON

            IN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Brian Sheehy

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF, PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                          61,397
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      7,271,304
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                   61,397
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            7,271,304

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,332,701

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%

14    TYPE OF REPORTING PERSON

            IN

     This Amendment No. 4 is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of December 18, 2006 and amends and supplements the Schedule 13D filed originally on October 10, 2006, as amended and/or restated on October 20, 2006, November 22, 2006 and December 8, 2006 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 2.  Identity and Background

     (a). NAME

The names of the persons filing this statement on Schedule 13D are:

          (i)  The "Esopus Reporting Persons:"

          - Esopus Creek Value LP ("Esopus Fund")
          - Esopus Creek Advisors LLC ("Esopus Advisors")
          - Andew L. Sole ("Mr. Sole")
          - Joseph S. Criscione ("Mr. Criscione")

          (ii) The "Black  Horse  Reporting  Persons:"

          - Black Horse Capital LP ("BH Domestic Fund"),
          - Black Horse Capital (QP) LP ("BH QP Fund"),
          - Black Horse Capital Offshore Ltd. ("BH Offshore Fund"),
          - Black Horse Capital Management LLC ("BH Management"),
          - Black Horse Capital Advisors LLC ("BH Advisors"),
          - Dale Chappell ("Mr. Chappell") and
          - Brian Sheehy ("Mr. Sheehy").

     The Esopus Reporting Persons and the Black Horse Reporting Persons shall collectively be referred to as the "Reporting Persons." D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.P., D. E. Shaw & Co., L.L.C. and David
E. Shaw (collectively, "D. E. Shaw Reporting Persons") shall no longer be deemed Reporting Persons in this Schedule 13D as they are no longer acting in concert with the Reporting Persons and will file a separate Schedule 13D. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     (b). RESIDENCE OR BUSINESS ADDRESS

               (i) The principal business address for each of the Esopus Reporting Persons is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

               (ii) The principal business address for each of BH Domestic Fund, BH QP Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy is 45 Rockefeller Plaza, 20th Floor, New York, New York 10111. The principal business address of BH Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

               (i) Esopus Fund is a private investment fund that invests on behalf of institutions and high net worth individuals. The principal business of Esopus Advisors is to serve as the general partner of Esopus Fund. The principal business of each of Mr. Sole and Mr. Criscione is to serve as a managing member of Esopus Advisors and as portfolio managers to the Esopus Fund and other affiliated entities.

               (ii) The principal business of each of BH Domestic Fund, BH QP Fund and BH Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of BH Advisors is providing investment management services. The principal business of BH Management is serving as the managing general partner of BH Domestic Fund and BH QP Fund. The principal occupation of Mr. Chappell and Mr. Sheehy is serving as the managing members of BH Advisors and BH Management. The Directors and Executive Officers of the BH Offshore Fund are set forth on Appendix III which was previously filed with this Schedule 13D and is incorporated herein by reference.

     (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f). CITIZENSHIP

               (i) Esopus Fund is a Delaware limited Partnership. Esopus Advisors is a Delaware limited liability company. Each of Mr. Sole and Mr. Criscione is a citizen of the United States.

               (ii) Each of BH Domestic Fund and BH QP Fund are Delaware limited partnerships. Each of BH Management and BH Advisors is a Delaware limited liability company. BH Offshore Fund is a Cayman Islands exempted company. Messrs. Chappell and Sheehy are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

          (a) Esopus Fund allocated approximately $5,487,858 to acquire its shares of Common Stock. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the Esopus Fund and margin account borrowings made in the ordinary course of business, although Esopus Fund cannot determine whether any funds allocated to purchase the Issuer's Common Stock were obtained from any margin account borrowings.

          (b) The total amount of funds allocated by the Black Horse Reporting Persons to acquire the shares of Common Stock and preferred stock owned by them was $16,376,549. Each of BH Domestic Fund, BH QP Fund and BH Offshore Fund used its own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts. Mr. Sheehy used his personal funds to acquire the securities he owns directly.

Item 4.   Purpose of Transaction

     On October 18, 2006, the Black Horse Reporting Persons became a party to a verbal, non-binding agreement (originally entered into on October 5, 2006) among the Esopus Reporting Persons and others who are no longer parties to such agreement (the "Shareholder Group"), pursuant to which the parties agreed to oppose the proposed sale and bankruptcy transaction involving Salford Gerogia and others (the "Proposed Transaction") and to support nominations for directors and proposals submitted by the Esopus Fund to be voted on at the 2006 Annual Meeting of Stockholders held on December 15, 2006. The nominees and proposals were later withdrawn by the Esopus Fund after the court rulings and termination of the Proposed Transaction, each as described below.

     On October 18, 2006, the Esopus Fund brought an action against the Issuer in Delaware Chancery Court to enjoin the Proposed Transaction based upon its belief that the Issuer's intention to commit or consummate the Proposed Transaction prior to the 2006 Annual Meeting would have violated the Delaware Chancery Court's prior order (stipulated between the Esopus Fund and the Issuer) to conduct an annul meeting for the election of directors on December 15, 2006. On October 19, 2006, the Esopus Fund and the Black Horse Funds brought a separate action in the Delaware Chancery Court against the Issuer and the Issuer's Board of Directors (excluding William F. Harley III, who joined the Board of Directors following the announcement of the Proposed Transaction) also seeking to enjoin the Proposed Transaction based upon alleged breaches of fiduciary duties of care and loyalty and violation of Section 271 of the Delaware General Corporation Law requiring a shareholder vote for such an asset sale.

     The above lawsuits were consolidated and a hearing took place on November 22, 2006. Vice Chancellor Stephen P. Lamb of the Delaware Chancery Court issued an order (the "Order"), dated November 29, 2006, pursuant to which it was ordered, among other things, that the Issuer, its defendants, officers and other individuals identified in the Order, and those persons in active concert or participation with them, not enter into a definitive agreement providing for the sale of all or substantially all of the assets of the Issuer, including the Issuer's subsidiary Metromedia International Telecommunications, Inc. and/or the Issuer's direct or indirect interest in Magticom Ltd. (an "Asset Sale Agreement"), unless consummation of such Asset Sale Agreement is subject to a vote of the common stockholders of the Issuer pursuant to Delaware corporate law (8 Del. C. ss. 271). Pursuant to the Order, in the event the Issuer enters into an Asset Sale Agreement, among other things, (i) the Issuer and its Board of Directors shall call a meeting of the common stockholders of the Issuer, consistent with the notice provision of 8 Del. C. ss. 271; (ii) the Issuer shall distribute to its stockholders, in advance of such meeting, a notice advising the Issuer's common stockholders of the date, time and place of the meeting and their right to vote on the Proposed Transaction and all information required under Delaware law necessary to ensure an informed vote on the Proposed
Transaction and at such meeting the common stockholders shall have the opportunity to vote on the Proposed Transaction; and (iii) the Asset Sale Agreement shall not be consummated unless and until the Proposed Transaction has been approved by a vote of the common stockholders of Metromedia as required by 8 Del. C. ss.271 and the company's Restated Certificate of Incorporation. A copy of the Order is attached to the Form 8-K filed by the Issuer on November 30, 2006.

     On November 18, 2006, the Issuer announced the abandonment of the Proposed Transaction. On December 15, 2006, the Issuer announced the termination of the Lock-up and Voting Agreements previously entered into between the Issuer and representatives of approximately 80% of the holders of the Issuer's preferred stock. If the Issuer announces a new proposed transaction that proposes to sell substantially all of the assets of the Issuer and such newly proposed transaction is not structured in a manner acceptable to the Reporting Persons, the Reporting Persons reserve the right to solicit proxies to oppose such new transaction. The Reporting Persons have also urged the Issuer to complete and release its audited financial statements for 2005, to release unaudited financial statements for 2006, and to make the appropriate securities filings with the Securities and Exchange Commission for such periods.

     The Reporting Persons also reserve the right to engage in a proxy solicitation with respect to the election of directors or any other proposed sale or similar transaction at a future date and to continue to acquire and/or dispose of securities of the Issuer, to pursue litigation against the Issuer, its directors and/or its officers, to recommend to management strategic alternatives, and to take any other appropriate actions in furtherance of their interests as stockholders of the Issuer.


Item 5.  Interest in Securities of the Issuer

     (a). (i) The Esopus Reporting Persons beneficially own 3,830,000 shares of Common Stock, representing 4.1% of the outstanding shares of Common Stock.

               (ii) The Black Horse Reporting Persons beneficially own 7,332,701 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.

     BH Domestic Fund, BH QP Fund, BH Offshore Fund (collectively, the "Black Horse Funds") and Mr. Sheehy own directly 4,119,335, 1,526,047, 1,009,599 and 58,600 shares of Common Stock, respectively, and 120,970, 35,742, 28,370 and 840 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Issuer, respectively, representing (on an as converted to Common Stock basis) approximately 4.8%, 1.7%, 1.2% and less than 0.1% of the shares of Common Stock outstanding. BH Advisors, in its capacity as investment advisor to the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of the 7,332,701 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 7.7% of the shares of Common Stock outstanding. BH Management, in its capacity as the general partner of the BH Domestic Fund and the BH QP Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owner of the 7,332,701 shares of Common Stock held directly by the Black Horse Funds and Mr. Sheehy, constituting 7.7% of the shares of Common Stock outstanding.

     Messrs. Chappell and Sheehy, in their capacity as managing members of BH Advisors and BH Management and directors of the BH Offshore Fund and as a result of certain relationships among the Black Horse Funds and their affiliates, may be deemed to be the beneficial owners of the 7,332,701 shares of Common Stock held directly by the Funds and Mr. Sheehy, constituting 7.7% of the shares of Common Stock outstanding.

     The Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock beneficially owned by the other Reporting Persons. Collectively, the Reporting Persons beneficially own 11,162,701, representing 11.7% of all the issued and outstanding shares of Common Stock.

     (b). (i) Mr. Sheehy who has the sole power to vote or direct the vote or to dispose or direct the disposition of the 58,600 shares of Common Stock and the 840 shares of Preferred Stock that he owns directly. The Black Horse Reporting Persons have the shared power to vote or direct the vote or to dispose or direct the disposition of the remaining 6,654,981 shares of Common Stock and 185,082 shares of Preferred Stock owned by the Black Horse Funds.

               (ii) The Esopus Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 3,830,000 shares of Common Stock held by Esopus Fund.

     (c). A list of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e). The D. E. Shaw Reporting Persons ceased to be Reporting Persons with the Esopus Reporting Persons and the Black Horse Reporting Persons hereunder on December 15, 2006. The D. E. Shaw Reporting Persons shall make their own
Schedule 13D filing separately.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On December 15, 2006, the D. E. Shaw Reporting Persons withdrew from the Shareholders Group.

     Each of the Black Horse Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the shares of Common Stock. These arrangements do not and will not give the Black Horse Reporting Persons voting or investment control over such shares to which these transactions relate and, accordingly, the Black Horse Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7.  Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

     Appendix I: List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days.

     Appendix II: Joint Filing Agreement.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2006

                                ESOPUS CREEK VALUE LP
                                By: Esopus Creek Advisors LLC,
                                     as General Partner


                                       By: /s/ Andrew L. Sole
                                           -----------------------------------
                                               Andrew L. Sole, Managing Member


                                ESOPUS CREEK ADVISORS LLC

                                By: /s/ Andrew L. Sole
                                    -----------------------------------
                                        Andrew L. Sole, Managing Member


                                /s/ Andrew L. Sole
                                --------------------------------
                                    Andrew L. Sole


                                /s/ Joseph S. Criscione
                                --------------------------------
                                    Joseph S. Criscione


                                BLACK HORSE CAPITAL LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL (QP) LP
                                By: Black Horse Capital Management LLC,
                                        As General Partner

                                    By: /s/ Dale Chappell
                                       ----------------------------------
                                            Dale Chappell, Managing Member

                                BLACK HORSE CAPITAL OFFSHORE LTD.


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Director

                                BLACK HORSE CAPITAL MANAGEMENT LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                BLACK HORSE CAPITAL ADVISORS LLC


                                By: /s/ Dale Chappell
                                    ----------------------------------
                                        Dale Chappell, Managing Member


                                /s/ Dale Chappell
                                -----------------
                                    Dale Chappell


                                /s/ Brian Sheehy
                                -----------------
                                    Brian Sheehy

                                   APPENDIX I
                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

        Transactions Effected by Black Horse Capital LP

        Date of         Amount of       Price per share    Where and how the
        transaction     securities      or unit            transaction
                        Bought/(Sold)   (excluding         was effected
                                         commissions)
        --------------------------------------------------------------------
        12/08/06          10,834          $1.5000          U.S. OTC Market
        12/08/06          30,956          $1.5243          U.S. OTC Market
        12/11/06           3,962          $1.5766          U.S. OTC Market
        12/11/06         129,085          $1.5700          U.S. OTC Market

        Transactions Effected by Black Horse Capital (QP) LP.

        Date of         Amount of       Price per share    Where and how the
        transaction     securities      or unit            transaction
                        Bought/(Sold)   (excluding         was effected
                                         commissions)
        --------------------------------------------------------------------
        12/08/06           4,011          $1.5000          U.S. OTC Market
        12/08/06          11,459          $1.5243          U.S. OTC Market
        12/11/06           1,467          $1.5766          U.S. OTC Market
        12/11/06          47,786          $1.5700          U.S. OTC Market


        Transactions Effected by Black Horse Capital Offshore Ltd.

        Date of         Amount of       Price per share    Where and how the
        transaction     securities      or unit            transaction
                        Bought/(Sold)   (excluding         was effected
                                         commissions)
        --------------------------------------------------------------------
        12/08/06           2,655          $1.5000          U.S. OTC Market
        12/08/06           7,585          $1.5243          U.S. OTC Market
        12/11/06             971          $1.5766          U.S. OTC Market
        12/11/06          31,629          $1.5700          U.S. OTC Market